# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guardian Pharmacy Services, Inc., CIK 0001802255
CUSIP: 40145W101
Title of class of securities: Class A Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Date of event which requires filing of this statement: 05/27/2025
Amends the filing with accession number 0000950170-25-012420
Filed by CIK 0002038820
Persons authorized to receive notices and communications: Bindley Capital Partners I LLC, (Attn: William E. Bindley), 8909 Purdue Road, Suite 500, Indianapolis, Indiana (IN), 46268, (317) 704-4162

## Reporting persons
- Bindley Capital Partners I, LLC (CIK 0002038820): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 1,939,817; shared voting power 0; sole dispositive power 1,939,817; shared dispositive power 0; aggregate amount beneficially owned 1,939,817 (8.5% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A common stock, par value $0.001 per share ("Class A Common Stock") outstanding of Guardian Pharmacy Services, Inc. (the "Issuer") as of May 1, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 12, 2025 (the "10-Q").
- William E. Bindley (CIK 0000903539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,939,817; sole dispositive power 0; shared dispositive power 1,939,817; aggregate amount beneficially owned 1,939,817 (8.5% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
- Thomas J. Salentine, Jr. (CIK 0002037899): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO), personal funds (PF); sole voting power 35,714; shared voting power 1,939,817; sole dispositive power 35,714; shared dispositive power 1,939,817; aggregate amount beneficially owned 1,975,531 (8.7% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
- Pharmacy Investors, LLC (CIK 0002038519): type of reporting person: other (OO); citizenship or place of organization: Indiana (IN); member of a group; source of funds: other (OO); sole voting power 449,624; shared voting power 0; sole dispositive power 449,624; shared dispositive power 0; aggregate amount beneficially owned 449,624 (2% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
- John Ackerman (CIK 0002037898): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 449,624; shared voting power 0; sole dispositive power 449,624; shared dispositive power 0; aggregate amount beneficially owned 449,624 (2% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
- Cardinal Equity Fund, L.P. (CIK 0001432819): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 149,794; shared voting power 0; sole dispositive power 149,794; shared dispositive power 0; aggregate amount beneficially owned 149,794 (0.7% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
- Fred P. Burke (CIK 0002037972): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 413,019; shared voting power 0; sole dispositive power 413,019; shared dispositive power 0; aggregate amount beneficially owned 413,019 (1.8% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
- David K. Morris (CIK 0002037977): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 204,110; shared voting power 0; sole dispositive power 204,110; shared dispositive power 0; aggregate amount beneficially owned 204,110 (0.9% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
- G. Kendall Forbes (CIK 0002038507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 193,521; shared voting power 0; sole dispositive power 193,521; shared dispositive power 0; aggregate amount beneficially owned 193,521 (0.9% of the class)
  Comment: The percentage reflected in Row 13 in the table above is calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share
Name of issuer: Guardian Pharmacy Services, Inc.
Address of issuer's principal executive offices: 300 Galleria Parkway SE, Suite 800, Atlanta, Georgia (GA), 30339
Comment: EXPLANATORY NOTE: This Schedule 13D is intended to serve as Amendment No. 1 to the Statement on Schedule 13D ("Amendment No. 1") related to the shares of Class A common stock, par value $0.001 per share ("Class A Common Stock") of Guardian Pharmacy Services, Inc. (the "Issuer"), and amends the initial statement on Schedule 13D filed by the Reporting Persons (as defined below) on February 3, 2025 (the "Initial Schedule 13D," and as amended by this Amendment No. 1, the "Schedule 13D"). Except as specifically provided herein, this Amendment No. 1 does not modify any information previously reported in the Initial Schedule 13D. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings herein as are ascribed to such terms in the Initial Schedule 13D. This Amendment No. 1 is being jointly filed by Bindley Capital Partners I, LLC ("Bindley Capital"), William E. Bindley, Thomas J. Salentine, Jr., Pharmacy Investors, LLC ("Pharmacy Investors"), John Ackerman, Cardinal Equity Fund, L.P. ("Cardinal"), Fred P. Burke, David K. Morris and G. Kendall Forbes (each a "Reporting Person," and collectively, the "Reporting Persons").

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: As of the date hereof, the Reporting Persons, collectively, beneficially own 3,385,599 shares of Class A Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On May 27, 2025, the Reporting Persons sold an aggregate amount of 6,059,553 shares of Class A Common Stock of the Issuer pursuant to an underwriting agreement, dated as of May 22, 2025, by and among the Issuer, the selling stockholders party thereto and Raymond James & Associates, Inc., as representative of the several underwriters (the "Underwriters") named therein (the "Underwriting Agreement").

Pursuant to the Underwriting Agreement, on May 28, 2025, the Underwriters exercised in full their option to purchase an additional 1,125,000 shares of Class A Common Stock from the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons, collectively, beneficially own 3,385,599 shares of Class A Common Stock, representing approximately 14.9% of the shares of Class A Common Stock. The percentage calculated based on 22,719,946 shares of Class A Common Stock outstanding of the Issuer as of May 1, 2025, as disclosed in the 10-Q.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares of Class A Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on Rows 7 through 11 and Row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in the Schedule 13D, no transactions in the shares of Class A Common Stock were effected by the Reporting Persons, or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto in the 60 days preceding the date of the Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: Except as described herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Underwriting Agreement, the Reporting Persons entered into lock-up agreements with the Underwriters pursuant to which they agreed, for a period of 150 days after the date of the Underwriting Agreement, not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any shares of the Issuer's common stock or any securities convertible into or exchangeable for shares of the Issuer's common stock, without the prior written consent of Raymond James & Associates, Inc. These agreements also preclude any hedging, collar or other transaction designed or reasonably expected to result in a disposition of shares of the Issuer's common stock or securities convertible into or exercisable or exchangeable for shares of the Issuer's common stock. Raymond James & Associates, Inc. may, in its sole discretion and at any time, release all or any portion of the securities subject to these agreements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Stockholders' Agreement, dated as of September 25, 2024, by and among Guardian Pharmacy Services, Inc., Bindley Capital Partners I, LLC, Pharmacy Investors, LLC, Cardinal Equity Fund LP, Fred Burke, David Morris and Kendall Forbes (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2024).

Exhibit 99.2 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act (incorporated by reference to the Initial Schedule 13D filed with the Securities and Exchange Commission on February 3, 2025).

## Signatures
- Bindley Capital Partners I, LLC: /s/ Thomas J. Salentine, Jr., President (05/29/2025)
- William E. Bindley: /s/ William E. Bindley, individually, William E. Bindley, individually (05/29/2025)
- Thomas J. Salentine, Jr.: /s/ Thomas J. Salentine, Jr., individually, Thomas J. Salentine, Jr., individually (05/29/2025)
- Pharmacy Investors, LLC: /s/ John Ackerman, Managing Member (05/29/2025)
- John Ackerman: /s/ John Ackerman, individually, John Ackerman, individually (05/29/2025)
- Cardinal Equity Fund, L.P.: /s/ John Ackerman, by Cardinal Equity Partners, LLC, its General Partner, Managing Member (05/29/2025)
- Fred P. Burke: /s/ Fred P. Burke, individually, Fred P. Burke, individually (05/29/2025)
- David K. Morris: /s/ David K. Morris, individually, David K. Morris, individually (05/29/2025)
- G. Kendall Forbes: /s/ G. Kendall Forbes, individually, G. Kendall Forbes, individually (05/29/2025)